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                                                               EXHIBIT (a)(14)



Manor Care, Inc.
11555 Darnestown Road                                            [LOGO]
Gaithersburg, MD 20878-3200

(301) 979-4000

                                                                       ManorCare
                                                                 Health Services




NEWSRELEASE

CONTACT:        Kimberly A. Holland, Manager, Investor Relations
                Kathleen E. Krach, Senior Investor Relations Analyst

FOR IMMEDIATE RELEASE

MANOR CARE ANNOUNCES FINAL PRORATION FOR VITALINK TENDER OFFER
--------------------------------------------------------------

Gaithersburg, Maryland, May 30, 1997. Manor Care Inc., (NYSE: MNR), a national health care provider, today announced the final proration results for the cash tender offer for shares of the common stock of Vitalink Pharmacy Services, Inc. (NYSE: VTK). 1,500,000 shares of Vitalink common stock were accepted in connection with the tender offer, representing approximately 31.1 percent of the shares tendered.

Payment for the accepted shares will be made on Monday, June 2, 1997. As a result of the tender offer, Manor Care beneficially owns approximately 51 percent of the total number of outstanding shares of Vitalink. The tender offer terminated at 12:00 midnight on May 21, 1997.

Manor Care, Inc. is one of the largest long-term care providers in the United States. The Company operates 176 skilled nursing facilities containing 24,200 beds and 30 assisted living facilities containing 3,183 units in 28 states. Vitalink, the second largest publicly-traded institutional pharmacy company, provides medications, consulting, infusion and other ancillary services to approximately 172,000 institutional beds as well as to home infusion patients through its 56 institutional pharmacies and 4 regional infusion pharmacies. In addition to its ownership interest in Vitalink, Manor Care also owns a controlling interest in In Home Health, Inc. (Nasdaq:IHHI).